8-23-02



02007912

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

RECD S.E.C.
AUG 2 1 2002
503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33674

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COHMAD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 THIRD AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCIA B. COHN 212-230-2480
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

2A

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARCIA B. COHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COHMAD SECURITIES CORPORATION, as of JUNE 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:


ROSALIE BUCCELLATO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BU6067387
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES DEC. 10, 2005

Signature

VICE PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
AUG 21 2002
WASH. D.C.
155
SECTION

COHMAD SECURITIES CORPORATION

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2002

COHMAD SECURITIES CORPORATION

INDEX

OMB APPROVAL	
OMB Number:	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 33674

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

COHMAD SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 THIRD AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARCIA B. COHN — 212-230-2480
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI LLP
(Name — *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, MARCIA B. COHN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COHMAD SECURITIES CORPORATION, as of JUNE 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ROSALIE BUCCELLATO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01BU6067387
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES DEC. 10, 20__

Signature

VICE PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KAUFMANN,
GALLUCCI LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Cohmad Securities Corporation:

We have audited the accompanying statement of financial condition of Cohmad Securities Corporation as of June 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cohmad Securities Corporation as of June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Kaufmann, Gallucci LLP

New York, New York
July 24, 2002

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

COHMAD SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

ASSETS

Cash	$ 35,605
Receivable from clearing organization	2,844,016
Securities owned, at market value	1,748,842
Furniture and equipment, net of accumulated depreciation of $42,659	25,446
Prepaid expenses and other assets	42,062
TOTAL ASSETS	$ 4,695,971

LIABILITIES AND SHAREHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 2,576,940
Commitments	
Shareholders' equity:	
Common stock - no par value; authorized, 200 shares; issued and outstanding, 100 shares	500,000
Retained earnings	1,619,031
TOTAL SHAREHOLDERS' EQUITY	2,119,031
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,695,971

The accompanying notes are an integral part
of this financial statement.

COHMAD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Cohmad Securities Corporation (the "Company"), incorporated under the laws of the State of New York, is a registered broker-dealer with the Securities and Exchange Commission. The Company is also a member of the National Association of Securities Dealers, Inc.

The Company conducts business primarily with other broker-dealers that are located in the New York City metropolitan area on behalf of its customers and for its own proprietary accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

(a) Cash and cash equivalents represent cash and highly liquid investments with maturity dates of three months or less from the date of acquisition.

(b) The Company records securities transactions (and related commission revenue and expense) on a settlement date basis, generally the third business day following the transaction date. Revenues and expenses would not be materially different if reported on a trade date basis. Securities owned, consisting primarily of government, equity and municipal securities, are stated at quoted market values

(c) Depreciation was computed using the straight-line method over the estimated useful lives of the assets.

(d) The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(e) The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATION

The receivable from the clearing organization represents primarily cash held by the clearing organization and June 2002 commission receivable from the clearing organization for customer trades executed by the Company through the clearing organization.

NOTE 3- CONTINUED

As stated in Note 2, the Company records commission income and security transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill his obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. Subsequent to the balance sheet date, all unsettled trades at June 30, 2002 settled with no resulting liability to the Company.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. The provision for income taxes represents primarily State and local taxes for the year ended June 30, 2002.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides brokerage services to an entity owned by a minority shareholder of the Company for which it received fees totaling $10,510,594 during the period. The Company shares office space and equipment with the entity for which the Company paid approximately $86,000. The entity also paid for certain general and administrative expenses incurred by the Company for which the entity was reimbursed in the amount of approximately $54,000.

COHMAD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2002

NOTE 6 - COMMITMENTS

During the year ended June 30, 2002, the Company entered into an operating lease for office space which expires in January, 2005. The approximate future annual payments required over the term of the lease are as follows:

Year ended June 30	Minimum lease payments
2003	$ 53,001
2004	53,001
Through January 2005	30,917
Total	$ 136,919

NOTE 7 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that Net Capital, as defined be at least the greater of $100,000 or one fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2002, the Company had a net capital of $2,041,256 which exceeded requirements of $171,797 by $1,869,459. The Company's net capital ratio was 1.26 to 1.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.